Buenos Aires, August 23, 2017

Bolsa de Comercio de Buenos Aires

Comisión Nacional de Valores

NOTA PESA – LEGC  79/2017

Ref.: Relevant Event. Corporate reorganization.

Dear Sirs,

I am writing to the National Securities Commission (“Comisión Nacional de Valores”) and the Buenos Aires Stock Exchange (“Bolsa de Comercio de Buenos Aires”) in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) to inform you that the Company’s board of directors instructed our management to begin the tasks pertaining to a possible merger of the Company as the absorbing party, with certain subsidiaries as absorbed companies, such as Central Térmica Güemes S.A. and Central Térmica Loma de la Lata S.A., amongs others. This reorganization process is scheduled to be effective as of October 1, 2017.

It is worth highlighting that as from the acquisition of Petrobras Argentina S.A., the Company initiated a corporate reorganization process in order to simplify and make the Company’s structure more efficient. Through the proposed reorganization the Company would obtain significant operative and economic advantages related to greater efficiency, optimized resources allocation and better use of technical, administrative and financial structures, among other improvements.

Sincerely,

_________________

Victoria Hitce

Head of Market Relations